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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 ---------------

                                   FORM 12B-25
                                                     Commission File No. 0-11271

                           NOTIFICATION OF LATE FILING

(Check One)

  [X] Form 10-K        [ ] Form 11-K       [ ] Form 20-F         [ ] Form 10-Q
  [ ] Form N-SAR

                         For Period Ended: June 30, 2001

  [ ] Transition Report on Form 10-K       [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form 20-F       [ ] Transition Report on Form N-SAR
  [ ] Transition Report on Form 11-K

         For the Transition Period Ended:
                                          --------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I
                             REGISTRANT INFORMATION


                             WALL STREET DELI, INC.
                              (name of registrant)
        DELAWARE                                                63-0514240
(State of Incorporation)                                (IRS Employer I.D. No.)
                        ONE INDEPENDENCE PLAZA, SUITE 100
                            BIRMINGHAM, ALABAMA 35209
                    (Address of principal executive offices)



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                                     PART II
                             RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


         [x]      (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or
         [x] before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The Company was delayed in compiling certain information necessary for it to complete its report for the fiscal year ended June 30, 2001. The Company could not have avoided the delay without unreasonable effort or expense. The Company expects to complete and file its annual report of Form 10-K on or before October 13, 2001.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Carolyn L. Duncan, Esq.       (205)             251-1288
            -----------------------     -----------    -------------------
                   (Name)               (Area code)    (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [x] Yes [ ] No


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(3)      Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Based upon information presently available and current estimates, the Company anticipates that it will report losses of approximately $7.5 to $8.5 million for the year ended June 30, 2001, as opposed to losses of approximately $1.9 million for the prior fiscal year. The loss is expected to reflect continuing sales declines from approximately $50.1 million in fiscal 2000 to $41.2 million in fiscal 2001, primarily due to a decline in same store sales of 10.8% and a decrease in the number of company-operated restaurants from 97 at the end of 2000 to 68 by the end of fiscal 2001. The loss is also expected to reflect non-cash charges for impairment of long-lived assets including property plant and equipment of approximately $1.1 million, and deferred income tax valuation allowance of approximately $3.0 million. The Company cautions that this information is preliminary, and results as finally determined may be materially different.

                             WALL STREET DELI, INC.
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   September 28, 2001
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                                            By     /s/Thomas J. Sandeman
                                               ---------------------------------
                                                      Thomas J. Sandeman
                                                    Chief Financial Officer